Exhibit 99.1

Senstar Technologies Corporation 119 John Cavanaugh Drive Ottawa, ON Canada K0A 1L0	T: +1-613-839-5572 www.senstartechnologies.com

Senstar Technologies Corporation
Reports Second Quarter 2024 Financial Results

Business momentum remains strong; Senstar MultiSensor fully launched for sale

Continued focus on optimizing working capital and delivering positive cash from operations

Ottawa, Ontario, August 26, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and six months ended June 30, 2024. Management will hold an investors' conference call later today (at 5 p.m. Eastern Time) to discuss the results.

Second Quarter 2024 Summary:

(Results for the three months ended June 30, 2024 compared to the three-months ended June 30, 2023.)

•	Revenue of $8.3 million with gross margin of 63.2% versus revenue of $8.4 million with gross margin of 60.7%

•	Operating expenses declined by 9.1% to $4.6 million versus $5.0 million in 2023

•	Net income of $493,000 versus $275,000

•	EBITDA of $846,000 versus $290,000

•	Cash balance increased to $15.1 million, with no debt, as of June 30, 2024

Mr. Fabien Haubert, CEO of Senstar Technologies, stated, “We are encouraged by the strong order momentum in the first half of 2024. Second quarter revenue of $8.3 million was on par with the prior year quarter, reflecting typical order timing variability. Our gross margin reached 63.2%, the highest in eight quarters, thanks to the cost realignments and price adjustments we made last year, which also improved our operating margin. As a result, net income rose to $493,000 and EBITDA margin increased to 10.2% of revenue. Our balance sheet strengthened with higher cash reserves and reduced inventory, enhancing our working capital.”

Mr. Haubert continued, "We delivered solid growth in our four key verticals, which rose 5% in the second quarter and 14% year-to-date. In terms of product development, we are thrilled to announce that our latest innovation, the MultiSensor, is now available for sale and generating substantial market interest. The MultiSensor represents a critical growth driver in our four verticals and opens the potential to address largervolume markets."

Second Quarter 2024 Financial Results Summary

Revenue for the second quarter of 2024 was $8.3 million, a decrease of 1.6% compared with $8.4 million in the second quarter of 2023. Second quarter gross profit was $5.2 million, or 63.2% of revenue, compared with $5.1 million, or 60.7% of revenue, in the year ago quarter. The increase in gross margin was primarily due to product mix and price increases in the fourth quarter of 2023.

Operating expenses were $4.6 million, a decrease of 9.1% compared to the prior year's second quarter operating expenses of $5.0 million. The decrease in operating expenses is primarily attributable to the streamlining of our corporate structure and realignment of resources implemented in 2023.

Operating income for the second quarter of 2024 was $666,000 compared to $83,000 in the year-ago period. The improvement is primarily attributable to higher gross profit and lower operating expenses both on a dollar basis and as a percentage of revenue.

Financial income was $103,000 compared to financial expense of ($74,000) in the second quarter last year.

Net income in the second quarter of 2024 was $493,000 million, or $0.02 per share, versus $275,000, or $0.01 per share, in the second quarter of last year.

EBITDA for the second quarter of 2024 was $846,000 versus $290,000 in the second quarter of 2023.

Cash, cash equivalents and short term bank deposits as of June 30, 2024 were $15.2 million, or $0.65 per share,  compared with $14.9 million, or $0.64 per share, at December 31, 2023.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and also provides a non-GAAP measure, EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses EBITDA to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Earnings Conference Call Information:

The Company will host a conference call later today, August 26, 2024. The call will begin promptly at 5 p.m. Eastern Time, 10 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13748488.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1684587&tp_key=696d15d416.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13748488

A replay of the call will be available on Monday, August 26, 2024, after 7:00 p.m. Eastern time through Monday, September 9, 2024, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstar.com/investors/investor-events/.

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Kim Rogers,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-541-904-5075

-- Tables follow –

SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	% change	2024	2023	% change
Revenue	8,306	8,441	(2)	15,817	14,886	6
Cost of revenue	3,059	3,317	(8)	6,091	6,169	(1)

Gross profit	5,247	5,124	2	9,726	8,717	12
Operating expenses:
Research and development, net	1,060	1,035	2	2,042	2,075	(2)
Selling and marketing	2,257	2,625	(14)	4,352	5,071	(14)
General and administrative	1,264	1,381	(8)	2,739	3,221	(15)
Total operating expenses	4,581	5,041	(9)	9,133	10,367	(12)

Operating income (loss)	666	83		593	(1,650)
Financial income (expenses), net	103	(74)		157	(34)

Income (loss) before income taxes	769	9		750	(1,684)

Taxes on income (tax benefits)	276	(266)		1,003	(84)

Net income (loss) attributable to Senstar’s shareholders	493	275		(253)	(1,600)

Basic and diluted net income (loss) per share	$0.02	$0.01		$(0.01)	$(0.07)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,309,987	23,309,987		23,309,987	23,309,987

SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024%	2023%	2024%	2023%

Gross margin	63.2	60.7	61.5	58.6
Research and development, net as a % of revenues	12.8	12.3	12.9	13.9
Selling and marketing as a % of revenues	27.2	31.1	27.5	34.1
General and administrative as a % of revenues	15.2	16.4	17.3	21.6
Operating margin	8.0	1.0	3.7	-
Net margin	5.9	3.3	-	-

SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

GAAP income (loss)	493	275	(253)	(1,600)
Less:
Financial income (expenses), net	103	(74)	157	(34)
Taxes on income (tax benefits)	276	(266)	1,003	(84)
Depreciation and amortization	(180)	(207)	(367)	(530)
EBITDA	846	290	960	(1,120)

SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2024	2023
CURRENT ASSETS:
Cash and cash equivalents	$15,099	$14,806
Short-term bank deposits	112	116
Restricted cash and deposits	5	6
Trade receivables, net	8,600	9,545
Unbilled accounts receivable	225	240
Other accounts receivable and prepaid expenses	2,993	2,448
Inventories	5,474	7,178

Total current assets	32,508	34,339

LONG TERM ASSETS:

Deferred tax assets	1,370	1,525
Operating lease right-of-use assets	669	842

Total long-term assets	2,039	2,367

PROPERTY AND EQUIPMENT, NET	1,490	1,589

INTANGIBLE ASSETS, NET	670	881

GOODWILL	10,771	11,090

TOTAL ASSETS	$47,478	$50,266

SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2024	2023
CURRENT LIABILITIES:

Trade payables	$1,095	$1,650
Customer advances	148	187
Deferred revenues	2,488	2,878
Other accounts payable and accrued expenses	4,650	5,052
Short-term operating lease liabilities	266	297

Total current liabilities	8,647	10,064

LONG-TERM LIABILITIES:
Deferred revenues	1,420	1,415
Deferred tax liabilities	600	606
Accrued severance pay	286	296
Long-term operating lease liabilities	435	580
Other long-term liabilities	91	113

Total long-term liabilities	2,832	3,010

TOTAL SHAREHOLDERS' EQUITY	35,999	37,192

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,478	$50,266